UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 23, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel

Date: April 23, 2010

LGL — Delivering the growth potential Lihir Island, expansion construction Lihir Island, PNG Lihir Island additional autoclave Côte d’Ivoire exploration
Forward looking statements
This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.
Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com).
Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

New CEO — Graeme Hunt
• Initial impressions and plan for the future
• Newcrest proposal
• Highly valuable pure gold assets
• Delivering to plan
• Q1 Production of 230,000 ozs
• Full year guidance lifted to
1.0 — 1.1 million ozs
• Cost guidance maintained
• Growth projects advancing
• Long term growth being delivered
First impressions and plan for the future
• Fantastic asset position
• Well established advanced projects
• Priority to develop next stage of growth beyond current expansions
• Major value still to be unlocked
• Company remains at relatively immature stage of development. Significant performance upside.
• Strategy to be reviewed and articulated
• Disciplined exploration and business development focus
• Planning processes and systems to be improved
• Quality staff in place, people development strategy to be refined
• Structured approach to performance improvement, operating effectiveness and unit cost improvement

Strategic options being examined
• Newcrest offer rejected April 1
• Merits of the combination acknowledged
• Offer failed to adequately recognize strategic value of LGL assets
• Macquarie engaged to identify strategic alternatives
Diversified, pure gold, global operations
Group M&I Resources (mozs) |
45.9
1.2 Mt Rawdon 1.7 Côte d’Ivoire
Lihir Island
43.0
*See Appendix One for further details 6

Tier One asset at Lihir Island

LGL

(Lihir Island Resources, Mozs)



43.0*
Measured
Indicated
24.2
24.4
34.1
34.4
36.5
35.3
32.9
3.4
3.2
3.4
3.6
3.8
4.4
4.7
4.7
20.8
21.2
30.7
30.8
32.7
30.9
28.2
38.3
2001
2002
2003
2004
2006
2007
2008
2009

*Does not include Inferred resources which total 5.5 million ounces. See Appendix One for further details

7

Further reserve and resource growth

LGL



Future drilling areas
Reserve Pit
2010 drilling
Inferred Pit

4

Lihir Island — World class deposit
(Mozs)
Ranked by Reserves
76
41
28.8 29.3
21.4 22.4 20.1 17.8 18 18.2 18.2 18.7
17 .4
14.1
Source: BMO. Lihir Island reserves as at 30 June 2009 include 23.9 million oz of probable reserves at a grade of 2.77g/t, and 4.9 million oz of proven reserves in stockpiles at a grade of 2.46 g/t 9
Scalable beach-head in West Africa
M&I Resources (kozs)
Oumé 1706 Deposits
1399 217 koz Indicated 1170
1050
15 koz Inferred
Hiré Deposits
442 koz indicated 450 koz inferred
Jun 07 Jun 08 Dec 08 Aug 09 |
Inferred Resources (kozs)
Bonikro 783
683
1.05 moz M&I 574 616 318 koz inferred
Jun 07 Jun 08 Dec 08 Aug 09
See full information in Appendix Two 5

The real prize — the land package
Birimian Greenstone Belt
% of +1Moz Res belt
Ghana 19% 83 Moz (61%) Mali 10% 29 Moz (21%) Guinea 11% 8 Moz (6%)
Côte d’Ivoire 35% 7 Moz (5%) Burkina 22% 6 Moz (4%) Faso Senegal 3% 1 Moz (1%)
Total +135 Moz
LGL holds 14% of Birimian Greenstone belt within Côte d’Ivoire
11
Mt Rawdon resource base established
Mineral Resources: Mt Rawdon, January 1, 2010
Contained Tonnes Average Grade Ounces (millions) (Au g/t) (Au kozs)
Measured 2.3 0.75 60 Indicated 48.4 0.73 1140
| | | |
Total M&I 50.7 0.73 1190
Inferred 7.1 0.61 140
1) The Measured and Indicated Mineral Resources are inclusive of the Ore Reserves. 2) Cut-off grade of 0.31 Au g/t. as calculated using current costs.
3) Rounding, conforming to the JORC Code, may cause some computational discrepancies
12 6 |

Delivering to plan Strong performance trends Record Production Record Revenues > US$1 billion 956
(kozs) 850 1,124 Realised gold price (US$) 1087 Ballarat (13 kozs) Bonikro (150 kozs) 666 882 Mt Rawdon (108 kozs) 749
701
510
651 596
| | | |
399 412498 364 386 Lihir Island (853 kozs) 245 264 215
2005 2006 2007 2008 2009 FY03 FY04 FY05 FY06 FY07 FY08 FY 09 Revenue, (US$m, Excl Ballarat) Record Mine EBITDA Cashflows dramatically increased (US$m) (US$m) 451
634
+63%
389
208
273 213
107
61 28 10
| | |
2006 2007 2008 2009
2004 2005 2006 2007 2008 2009 14 7

Q1 production in line with plan



(Kozs)
1.1m
1 - 1.1m
881
701
651
596
Qtr 4
Qtr 3
Qtr 2
Qtr 1
172
193
130
101
226
128
113
184
168
158
182
193
315
250
177
139
278
233
294
318
230
2005
2006
2007
2008
2009
2010

Full year guidance lifted to 1-1.1 million ounces

15

Lihir Island – Q1 tracking to plan



Gold production, Koz
218
180
Q4 09
Q1 10



A/C grade, g/t
5.8
1.4
4.4
Float plant upgrade
Ave grade of ore milled
5.0
1.0
4.0
Q4 09
Q1 10



8

Autoclave throughput rising
Tonnes per hour per autoclave
225 200 175 150 125
100
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Q1
17
Geothermal power update
• Supplying approximately 50% of power requirement
• Additional steam supply to be on stream from June
• Kapit North well to be in production at year end
• Drilling 7 holes this year
18 9

Bonikro — meeting expectations Gold production, Koz 34 27 Q4 09 Q1 10 Grade, Au g/t 2.4 1.8 Q4 09 Q1 10
19 Mt Rawdon — Q1 exceeded plan Gold production, Koz 23 23 Q4 09 Q1 10 Grade, g/t 0.9 1.0 Q4 09 Q1 10
10

| |
Full year production guidance lifted (kozs) 1124 1000-1100
110-130 Bonikro 882 90-100 Mt Rawdon
701 651 596
800-870 Lihir Island 2005 2006 2007 2008 2009 2010
21
Figures include 100% of Bonikro production, of which 90% is attributable to LGL
Margins continue to expand
(US$/oz)
• Absolute cash costs of $118 Cash price million in Q1, in line with |
1110 Realised
(ytd) budget
956
Total cash
850 <450 cost/oz • Lower volumes impacting on 397 Q1 unit costs
666 400 Costs
95 deferred 510
299 99 • Full year total cash costs to 411 be below $450/oz |
125
297 143Cash 282 >565 margin 460 100325 • Total cash costs at Lihir Island 224 90 113 and Bonikro to be below 39 2005 2006 2007 2008 2009 2010 (f) $420/oz for FY10 Numbers exclude Ballarat. Periods prior to 2008 are for Lihir Island only. 22 11

Growth projects advancing Lihir Island Mt Rawdon Côte d’Ivoire exploration Bonikro Lihir Island
Lihir Island plant construction on track
• Lifts average annual output by 240 kozs, @ incremental cost of $200/oz
• Improves operational reliability and consistency
• Capex $780 million + $160 million additional power supply
• On schedule and on budget. Re-estimate complete
• Project more than 50% complete
• Progressive commissioning H2, 2011
• Construction milestones:
Leach / CIP circuit — end of year Preoxidation Tankage — end of year Crusher — Q1, 2011 Grind Thickeners — Q1, 2011 Interim Power Station — Q2, 2011
24
12

Bonikro expansion to 250 kozpa
• Preliminary technical study to expand Bonikro to 250koz/a
• Higher grade ore in Hiré (3 g/t)
• Drilling to upgrade and expand resource continues
• Early approval of long lead items being evaluated
• On track for increased production from 2012
25
Long term growth being delivered
13

Leading land package in Côte d'Ivoire

LGL


Tieningoue
Tehini West
Bouafle
Blaffo-Guetto

- 18,000 square kilometres of tenements
- US$37 million exploration program, including US$23 million in regional exploration
- Focus on upgrading Bonikro and Hire resources
- Disciplined, systematic, targeted exploration program developed

27

40% production growth planned by 2012

LGL

(Average annual, Kozs)


1450
~100
~250
1510
~40
~220
1-1.1m
90-100
110-130
Mt Rawdon
Bonikro
Lihir Island
800-870
1100
1250
2010
11
12
13
14
15
16
17
18
19
20
21

Generating significant increase in free cashflow

28

14

Conclusion
• Delivering on growth potential
• Identifying further growth options to unlock the value in the resource base
• Focus on value enhancement
• Moving closer to delivery of major cashflows
29
www.LGLgold.com
• LGL Competent Person Statement
• The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’Ivoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd.
• Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
• The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg.
• David Grigg is employed by Lihir Gold Limited in the role of Superintendent Strategic Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
• The information in this report that relates to Ore Reserves at Mt Rawdon is based on information compiled by Nick Spicer, who is a member of the Australian Institute of Mining and Metallurgy. Nick Spicer is employed by Lihir Gold Limited in the role of Principal Mining Engineer. He has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. Nick Spicer consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
15

Appendix One Appendix Two
16

Appendix Three
Lihir Island Reserves Statement — June 2009
Reserve Tonnes Average grade Contained gold Category (millions) (Au g/t) (Moz) (3)
Reserves at
30th June 2009 (2) Probable 269.2 2.77 23.9 Stockpiles (4) Proved 61.6 2.46 4.9
Total Reserves 330.8 2.71 28.8
(1) Reserve tonnages have been depleted by 2009 mining activity to June 2009. Reserves quoted are those remaining below the June 2009 mining surface, within the ultimate pit design, based on the December 2008 Resource Model.
(2) Average cut-off grade for mill feed = 1.36 g/t Au. (December 2008 reserve average cut-off grade = 1.29 g/t) (3) Reserves are based on a maximum profit, undiscounted pit shell with an assumed life-of-mine gold price of US$800 per ounce. The quantity of contained gold does not indicate the quantity that will be ultimately recovered.
(4) Stockpile totals reflect ore above cut-off on stockpile at 30 June 2009
(5) Rounding, conforming to the JORC Code, may cause some computational discrepancies.
(6) The December 2008 Reserve was 239.6 Mt at 2.83 g/t for 21.8M oz Au (US$675 oz), and based on the December 2007 Resource model.
Appendix Four
17

Appendix Five
3) Rounding, conforming to the JORC Code, may cause some computational discrepancies
18